Prepared July 1, 2020

Form C
Offering Statement

Persona Network, Inc.

5000 Shares of Common Stock Class B

$50 per Share

Minimum offering amount: $10,000

Maximum offering amount: $250,000

Discount: 50% discount for the first 1,000 shares

182 Howard St. 119

San Francisco, CA 94105

https://persona.io

Summary of the Offering

Type of Security offered	Equity
Class of Security	**Common Stock Class B**
Price Per Unit	**$50 per Share**
Discount	**50% discount for the first 1,000 shares**
Minimum Investment Amount	**$250.00**
Campaign Close Date	**12/1/2020** at 11:59 PM EST
Minimum target goal	**200 Shares valued at $10,000**
Oversubscription Limit	**5,000 Shares valued at $250,000**

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Persona Network, Inc.

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Disclaimer</u>

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Persona Network, Inc. (for the purposes of this Disclaimer, referred to herein as "Persona" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Persona. The following attachments should also be considered (if applicable) when contemplating investment with Persona: the

specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement", LinkedIn Profiles of all owners/operators and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Persona.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Persona Network, Inc. securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Persona should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Table of Contents

The Company

Name: Persona Network, Inc.
Address: 182 Howard St. 119, San Francisco, CA 94105
State of Incorporation: Delaware C-Corp
Date of Incorporation: March 9th, 2018

Certifications of Regulation Crowdfunding

Persona Network, Inc. has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Delaware.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Matthew Kerle
Founder & CEO, Acting CTO, President of the Board, Director
Silicon Valley software engineer until full-time operations. Matthew is a part-time role with Persona for approximately 30-35 working hours per week. His primary focus as CEO is overseeing all company activities but 50% of his time includes being the active CTO. Matthew has been with Persona since its founding in June 2015. Matthew has worked as a software engineer for Weebly and Square from June 2016 to January 2020 and has since been working as a senior software engineer for SmartRent.

Patrick Holler
Co-Founder and COO, Secretary on the Board, Director
IT Manager at a large university until full-time operations. Patrick works part-time with Persona for approximately 10-20 hours per week. Patrick joined Persona in October 2015. Previously, Patrick has

worked at the University of North Texas as an IT Manager (November 2017 to present) and an IT Support Specialist (January 2016 to November 2017).

Colby Schaeffer
Co-Founder and CFO, Treasurer on the Board, Director
Director and Actuary at a global risk consulting firm until full-time operations. Colby works part-time at Persona for approximately 15-25 hours per week. Colby joined Persona in March 2017. He has previously worked at Aon as a Vice President and Assistant Vice President from June 2015 to December 2018 prior to his actuarial team moving to Navigant, now Guidehouse.

Total Employees: **3**

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Matthew Kerle	48.31	48.31	Yes
Patrick Holler	39.53	39.53	Yes
Colby Schaeffer	9.83	9.83	No
Other Reg CF Investors	.18	.18	No
All Others	2.15	2.15	**No**

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The Persona Network, Inc. Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part (the "**The Pitch Deck**");
2. The Persona Network, Inc. Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**")

Risk Factors

RISKS RELATED TO CROWDFUNDING

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO OUR BUSINESS

Persona is a young company with early revenue.

Persona has only had minor revenue to date and therefore is reliant on the success of this funding campaign to remain operational. Until the growth of our revenue, which cannot be guaranteed, Persona must raise funds or risk having to cease operations. This will cause you to lose out on your investment.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests.

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Persona will become profitable.

This is a new and unproven industry.

While online identity management is not new and there have been some attempts to solve the problem with password managers and single sign-on solutions, the market for identifiable information data syncing is completely new with Persona. Like any unproven industry, there is a product market fit risk until enough data on that market is obtained.

Technology risk.

We have proven we can build the technology and address many of the edge cases in syncing data across different online accounts. However, Persona has not proved 100% of this so there is slight risk in the scalability of our product. However, we are confident that no account integration will be too tall of a task for our team to handle as we have addressed every technical hurdle that we have faced.

Cybersecurity Risk.

Persona will have access too, and store, significant amounts of non-public, personal information ("NPPI"). Persona has instituted industry leading security protocols, a 256-bit AES encryption, a Cybersecurity expert on the advisory board and a focus on protecting NPPI in order to address these Cybersecurity concerns.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription after the minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $**250,000** we may not be able to fully

implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

However, we will be using a 'rolling close' which will mean that early investors have their investments released to Persona before later investors. This means that early investors may not have access to the same information that later investors have.

We will continually update all investors on our fund-raising progress and file amended Form Cs as needed.

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting shares in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Shares, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

The Offering

Purpose

Persona, already with a browser extension for seamless password management that differentiates itself from competitors, is finishing development on the next stage of our product. This includes mobile app support as well as data syncing and truly comprehensive online identity management.

Currently, Persona is in beta mode for individual consumers who have been granted access. With the help of our campaign on Wunderfund, we hope to have enough resources to release our publicly available software and also generate revenue through our user subscription services for identity management.

Sales, Supply Chain, & Customer Base

While we will be eventually catering to businesses of all types (universities, software, retail, healthcare, etc.), the initial market focus is B2C with individual consumers purchasing the product. Users may sign up for free and utilize benefits of our software such as free password management for up to 50 accounts, which is more than any competitor. Paid product includes the unlimited password management and what makes Persona special - true identity management with data syncing across all of your accounts.

Competition

Competitors within the password management arena are Lastpass, Dashlane and 1Password. However, as you will read in our marketing analysis, in our opinion, these aren't true competitors for identity management. On another end, there are single sign-on solutions who provide a limited solution for integrated account access, mostly for employers. Persona comes in as the one and only true online identity management solution.

Use of Proceeds

	Minimum	50%	Maximum
Raise Amount	**$10,000**	**$125,000**	**$250,000**
Wunderfund Fees	$900	$11,250	$21,750
Net Proceeds	$9,100	$113,750	$228,250
Marketing	$4,750	$47,750	$77,750
Engineering	$1,850	$40,500	$102,000
Design, Ops Management	$2,500	$5,500	$11,000
Equipment			$2,600
Legal and Vendor Services		$20,000	$35,000

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "Subscription Agreement") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Persona Network, Inc. reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Persona Network, Inc. At that time, shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Persona Network, Inc., it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Persona Network, Inc. reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Persona Network, Inc. decides is a fair market value for their company.

Details on Security Being Offered

Common Stock

The securities offered are for **Common Stock Class B** in Persona. Each equity unit is priced at $50 per share with a minimum of **5 Shares** required for purchase. The valuation is $**5,123,400** USD, and the company is raising up to $**250,000** pursuant to the Reg CF offering.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stockholders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Persona Network, Inc. or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Persona Network, Inc.'s assets, or a merger of Persona Network, Inc. in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

<u>**Notice of Previous Offerings Conducted**</u>

Exempt offerings conducted within the past three years:

    Date: November 21, 2019
    Exemption relied upon: Regulation CF
    Type of securities: Common Stock

Amount of securities sold: 184 Common Stock Class B Shares (.18%)

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Persona Network, Inc. may redeem an investors' securities at **any point one year after the close of this offering**. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Persona Network, Inc. to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Persona Network, Inc.
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Persona Network, Inc. Financial Information

Financial Statements

Please refer to the Persona Network, Inc. financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

2017 Annual Revenue $0 with $32,831 in Losses
2018 Annual Revenue $285 with $162,710 in Losses
2019 Annual Revenue $63 with $122,725 in Losses.

Indebtedness

At the time of this filing, the company indebtedness to a creditor includes the following:

Creditor	Type of Debt	Amount	Interest Rate	Maturity Date	Material Terms
Investors	Revenue Share (formerly Convertible Notes)	$125,000	N/A	May 31, 2021	The notes converted to a revenue sharing operating agreement. There will be 15% of total revenue that will be shared until balance is paid in full.

Liquidity, Capital Resources, and Financial Condition

Financial condition is dependent upon the raise. Currently, the operating expenses are approximately $400 per month. With the raise being fully subscribed, monthly operating expenses will be covered for the entirety of 2020. Additional monies will be used for early growth via advertising and marketing as well as labor expenses.

Material Capital Expenditures

Within the last fiscal year, Persona had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the Persona Network, Inc.'s Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Persona. Activities will be updated as they occur, in real

time, until the oversubscription amount is achieved, Persona Network, Inc. stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Persona Network, Inc. will pay Wunderfund a portion to be paid in cash based on 7-9% of the amount of total money raised pursuant to this offering.

Promoter Information

Persona does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to Persona Network, Inc., its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations

or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Persona Network, Inc.'s website **www.persona.io**.

Additionally, Persona Network, Inc. will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Persona Network, Inc.'s website, **www.persona.io**.

Persona Network, Inc. is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Persona Network, Inc. has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Persona Network, Inc. has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Persona Network, Inc. or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Persona Network, Inc. liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of Persona Network, Inc. to be diluted due to Persona Network, Inc. issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Persona Network, Inc. may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of Persona Network, Inc.

Such increases in number of shares of Persona Network, Inc. capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Persona Network, Inc. If Persona Network, Inc. issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, Persona Network, Inc. may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Persona Network, Inc. or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that Persona Network, Inc. will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Persona Network, Inc. by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Persona Network, Inc. is unable to repay such indebtedness.